EXHIBIT 99.12

ASX:ALD | TSX:ALG | AIM:AGLD	26 March 2010

Media Release

Greenlight to Simberi (PNG) Oxide Expansion

3Mtpa plant to lift output to 100,000ozpa

Allied Gold Limited is pleased to announce it has entered into a Conditional Letter of Intent to award Perth based GR Engineering Services Pty Ltd the Engineering, Procurement and Construction (EPC) Contract for the Simberi Gold Project, 3Mtpa Gold Treatment Plant Expansion.

The final Scope of Work is currently under further development by the Contractor in conjunction with the Principal to facilitate the effective integration of the future processing of sulphide ore within the Simberi Treatment Plant.  It is anticipated that the final Scope of Work, together with the corresponding contract price and schedule, will be finalised and agreed to by the parties by 20 April 2010.

The company is well advanced with the procurement of long lead items, including the purchase of a  2.5MG SAG mill.  Furthermore, the company will let a contract for construction of the additional CIL tank shortly.  In addition, the company has purchased additional mining equipment to facilitate advance mining pre-strip and additional throughput capacity for the upgraded 3Mt plant.

In the recent resource upgrade, there has been a material increase in gold resources (announced 7th March 2010) which will inevitably result in an increase in mineable reserves of oxide and transitional ore in the Pigiput and Pigibo deposits.  The scale of this increase will certainly extend the mine life and furthermore, the company will need to be fully integrated in the context of programming the treatment of these type ores in conjunction with the planned Sulphide Project Development.

The pre-feasibility study, well advanced to lift Simberi gold production to 200,000ozpa through the development of the significant sulphide ore resource, is expected mid-year, with major further reserve additions expected in coming months.

Allied Gold anticipates gold production from Simberi in 2010 of approximately 70,000 ounces (in line with 2009 output) until the oxide expansion takes effect in 2011.

Production in the March quarter has been affected by four days direct lost time and a further period of sub-capacity production as the plant was brought back on line after the previously reported landowner stoppage in December 2009.

The company recently suffered a structural mechanical failure of its Scrubber Trommel processing equipment which resulted in additional lost time of eight days and lower gold recovery as CIL tank linings were recoated as part of a scheduled programme.

For the March quarter 2010 the Company expects gold production of 14,500 ounces.

Executive Chairman and CEO, Mark Caruso, stated “Whilst we are disappointed with the March quarter production which was affected by a series of one off events, we believe that we are heading in the right direction to move towards a more stable median steady state production profile.  The company is investing significant capital and has a definitive schedule in place through the Optimisation and Debottlenecking Programme to improve its gold production.”

The Conditional Letter of Intent to GR Engineering to let an EPC Contract secures the services and resources in a tightening Engineering Contract Services market and gives the company the synergies of having a single engineering contractor involved in both its Simberi Oxide Expansion and Gold Ridge Redevelopment Programme.

The company is currently assessing the strategic question of scale. We now have 5.7Moz of gold resources on Simberi.  There is no doubt about the success of our current drilling programme and the geological potential of Simberi.

Based on the current expanded resources in Pigiput and Pigibo deposits and subject to the final reserve estimates which will be released in June quarter, the life of mine will be substantially extended and will see us producing gold from our oxide transitional and sulphide resources for in excess of ten years from our Pigiput and Pigibo deposits.  This of course is in addition to our other existing oxide deposits.

Mark Caruso added, “This sends a clear message to the market that we remain committed and on track to increase our gold production capacity in excess of 200,000 ounces per annum by commencement of calendar first quarter 2011 from our Simberi oxide and Gold Ridge production.”

For more details please contact
Mr Mark Caruso	Executive Chairman	08 9356 2776
Mr Frank Terranova	Chief Financial Officer	07 3252 5911
Simon Jemison	Collins Street Media	03 9224 5319